

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Pedro Arnt
Co-Chief Executive Officer
MELI Kaszek Pioneer Corp
78 SW 7th Street
Individual Office No. 07-156
Miami, FL 33130

> **Re: MELI Kaszek Pioneer Corp**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **File No. 001-40847**

Dear Mr. Arnt:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Angel Uribe